Pepco Holdings, Inc. and Subsidiaries
Quarter Ended September 30, 2005

Company	Issued during Quarter			Balance at End of Quarter			
	Common Stock	External Long-Term Debt	Long-Term Promissory Notes	Short-Term Promissory Notes	Money Pool Advances [1]	External Short-term Debt	Capital Contributions Received
ATE Investment, Inc.	*	*	*	*	*	*	*
Atlantic Southern Properties, Inc.	*	*	*	*	*	*	*
Conectiv Energy Holding Company	*	*	*	[2] *	*	*	*
Potomac Capital Investment Corporation	*	*	*	*	*	*	*

[1] Money pool interest rate at end of quarter = 4.19%
[2] Interest rate at end of quarter = 4.19%

* Confidential treatment requested.